February 2003

Dear Fellow Shareholder,

Thank you very much for your letter regarding Simon Property Group's and Westfield's unsolicited proposal to take over your Company. We always value feedback from our shareholders.

As you may know, Taubman Centers' Board of Directors, after careful consideration, including a thorough review with its financial and legal advisors, has unanimously rejected the Simon and Westfield offer. The Board unanimously recommends that all Taubman Centers shareholders reject the Simon and Westfield offer and not tender their shares. The Board believes that the offer is inadequate, opportunistic and does not reflect the underlying value of the Company's assets or its growth prospects. The Board's position remains clear
- the Company is not for sale.

Our collection of upscale regional mall assets cannot be replicated. They represent the most productive portfolio of regional malls in the public sector and have always been and will always be highly coveted. The Company has a strong track record, has delivered more than an 80% total return to shareholders over the past five years, and has also achieved a nearly 20 percent FFO per share growth rate for 2002, which was among the top five of the nearly 200 publicly traded REITs in America. Simon's and Westfield's hostile offer is not a logical catalyst for a sale.

A complete list of the Board's Reasons for its Recommendation are fully laid out on page 14-16 of the Schedule 14D-9, which was mailed to all shareholders on December 11, 2002 and updated in amendment No. 8 to Schedule 14D-9 which was mailed to all shareholders on January 21, 2003.

Again, we thank you for your interest in Taubman Centers. If you have questions please contact Investor Relations [at (248) 258-7367] or our Information Agent, Innisfree M&A Incorporated, at 212-750-5833.

Sincerely,

/s/ Robert S. Taubman

Chairman of the Board,
President and Chief Executive Officer